SIYATA MOBILE INC.

1751 Richardson Street, Suite #2207
Montreal, Quebec Canada H3K-1G6

+1-514-500-1181

March 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Miriam Mansaray, Esq., Staff Attorney

Re:	Siyata Mobile Inc. Registration Statement on Form F-1 File No. 333-269814

Dear Ms. Mansaray:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Siyata Mobile Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Thursday, March 30, 2023, or as soon as thereafter possible.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Mr. Ross Carmel at (646) 838-1310. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Ross Carmel by email to rcarmel@cmfllp.com.

If you have any questions regarding this request, please contact Ross Carmel of Carmel, Milazzo & Feil LLP at (646) 838-1310.

Very truly yours,

SIYATA MOBILE INC.

By:	/s/ Marc Seelenfreund
Marc Seelenfreund Chief Executive Officer